UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of March 2004

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	FORM 53-901.F MATERIAL CHANGE REPORT

99.2	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: March 8th, 2004	By:	/s/ David Newman

(Signature)

David Newman
Director

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Austral Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about February 26, 2004

Item 3. Press Release

February 26, 2004 Wellington, New Zealand

Item 4. Summary of Material Change

Austral Pacific Announces Oil and Gas 2004 Drilling Schedule.

Wellington, New Zealand – February 25, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV: APX; OTCBB: APXYF; NZSX: APX).

Austral Pacific Energy Ltd. (formerly Indo-Pacific Energy Ltd.) announces the updated schedule for its 2004 onshore Taranaki drilling program, following the award of three new Petroleum Exploration Permits in the region. The drilling program covers several Austral operated and non-operated permits.

Item 5. Full Description of Material Change

Austral Pacific Announces Oil and Gas 2004 Drilling Schedule.

Wellington, New Zealand – February 25, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV: APX; OTCBB: APXYF; NZSX: APX).

Austral Pacific Energy Ltd. (formerly Indo-Pacific Energy Ltd.) announces the updated schedule for its 2004 onshore Taranaki drilling program, following the award of three new Petroleum Exploration Permits in the region. The drilling program covers several Austral operated and non-operated permits.

The first well is Cheal-A3X well in PEP 38738 (Austral 33.5%, operator), scheduled to spud in late March. This well will be deviated 500m north from the existing Cheal discovery site to intersect the Mt Messenger sandstones, some 200m (600 feet) below the Urenui, where some oil pay was indicated by electric logs in Cheal-1, and good reservoir but without oil charge was intersected in Cheal-2. The Cheal-A3X intersection, being higher on the structure, may well have both better reservoir and oil charge in the Mt Messenger sands than other Cheal wells.

The well will also intersect the Urenui Formation oil/gas pay sands intersected and tested in Cheal-1 & Cheal-2 near 1400m (4500 feet) depth. The Cheal-A3X well will target these pay sands higher on the Cheal structure than the previous producer wells, and at a location where better reservoir may be encountered.

The second well in this program, Honeysuckle-1, in PEP 38741 (Austral 30%, operator) will follow Cheal-A3X, and is to be drilled to 1700m (5,500 feet) to test several Mt Messenger sand targets mapped from the 2003 Austral operated Kaimata 3D seismic survey. Honeysuckle is one of several targets identified by the Kaimata survey within PEP 38741; other significant targets are Jasmine, Wisteria, Supplejack and Ratanui. These are similar targets considered by management to be prospective for oil and/or gas. The Honeysuckle trap is situated near the south-west end of the deeper McKee oil field, and in the event of discovery might establish reserves of similar size to the nearby Ngatoro oil field.

The third and fourth wells are located in Permits PEP 38765 (Austral 27.5%) and PEP 38748 (Austral 25%), situated adjacent and south of PEP 38741. These permits were also covered by the Kaimata 3D survey; and a number of similar targets have been identified in these areas. The joint venture parties are presently finalising their choice for a well location in each of these permits, which are to be drilled after Honeysuckle.

The Oru structure in PEP 38716 (Austral 43%, operator), a similar Mt Messenger target situated above the eastern flank of the Waihapa oil field, is also being assessed as a possible fifth well for drilling during this program.

Austral Pacific CEO Dr Dave Bennett said: “This drilling program provides several excellent opportunities for new oil and/or gas discoveries, in an area surrounded by producing fields. It will also determine the appropriate manner in which to develop the Cheal field itself. Obviously, any discoveries will themselves stimulate further drilling within our permit areas”.

In addition to the above shallow wells, Austral and its partners have been making plans for deep gas drilling. The first deep gas target is planned as the Cardiff-2 well in PEP 38738 (Austral 33.5%, operator) which will re-evaluate the gas discovery made by Shell some 14 years ago at Cardiff-1. Through the application of more modern drilling technology and using modern techniques to hydraulically fracture gas pay intervals, it is very possible that Cardiff-2 could prove-up a very substantial gas-condensate reserve.

The Cardiff structure is mapped as a large anticlinal trap within the Kapuni Sands below 13,000 feet depth, some 12 km (7 miles) long by 3 km (2 miles) wide, situated immediately adjacent to the giant Kapuni gas-condensate field, which has been in production for the past 35 years, and has now produced in excess of 800 BCF of gas and 65 million barrels of condensate. The parties have now agreed to re-establish the Cardiff well-site, purchase inventory and tender out drilling and other services, in preparation for a mid year start to drilling of Cardiff-2. The parties are in discussions with a funding partner to assist with this well.

CEO Dave Bennett commented: “The now critical gas supply situation in New Zealand, ensures that new gas reserves will find a ready market at a strong price. In addition to Cardiff, we also have the comparable Waitoriki Prospect in PEP 38741 mapped on 3D seismic and ready to drill; while several other significant deep gas targets have been identified within our permit areas”.

CONTACT: Investor Relations : tel: 1 800 3043631 or +64 4 476 2529

Web site: http://www.Austral-Pacific.com Email: ir@austral-pacific.com

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

February 26, 2004 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Austral Pacific Announces Oil and Gas 2004 Drilling Schedule.

Wellington, New Zealand – February 25, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV: APX; OTCBB: APXYF; NZSX: APX).

Austral Pacific Energy Ltd. (formerly Indo-Pacific Energy Ltd.) announces the updated schedule for its 2004 onshore Taranaki drilling program, following the award of three new Petroleum Exploration Permits in the region. The drilling program covers several Austral operated and non-operated permits.

The first well is Cheal-A3X well in PEP 38738 (Austral 33.5%, operator), scheduled to spud in late March. This well will be deviated 500m north from the existing Cheal discovery site to intersect the Mt Messenger sandstones, some 200m (600 feet) below the Urenui, where some oil pay was indicated by electric logs in Cheal-1, and good reservoir but without oil charge was intersected in Cheal-2. The Cheal-A3X intersection, being higher on the structure, may well have both better reservoir and oil charge in the Mt Messenger sands than other Cheal wells.

The well will also intersect the Urenui Formation oil/gas pay sands intersected and tested in Cheal-1 & Cheal-2 near 1400m (4500 feet) depth. The Cheal-A3X well will target these pay sands higher on the Cheal structure than the previous producer wells, and at a location where better reservoir may be encountered.

The second well in this program, Honeysuckle-1, in PEP 38741 (Austral 30%, operator) will follow Cheal-A3X, and is to be drilled to 1700m (5,500 feet) to test several Mt Messenger sand targets mapped from the 2003 Austral operated Kaimata 3D seismic survey. Honeysuckle is one of several targets identified by the Kaimata survey within PEP 38741; other significant targets are Jasmine, Wisteria, Supplejack and Ratanui. These are similar targets considered by management to be prospective for oil and/or gas. The Honeysuckle trap is situated near the south-west end of the deeper McKee oil field, and in the event of discovery might establish reserves of similar size to the nearby Ngatoro oil field.

The third and fourth wells are located in Permits PEP 38765 (Austral 27.5%) and PEP 38748 (Austral 25%), situated adjacent and south of PEP 38741. These permits were also covered by the Kaimata 3D survey; and a number of similar targets have been identified in these areas. The joint venture parties are presently finalising their choice for a well location in each of these permits, which are to be drilled after Honeysuckle.

The Oru structure in PEP 38716 (Austral 43%, operator), a similar Mt Messenger target situated above the eastern flank of the Waihapa oil field, is also being assessed as a possible fifth well for drilling during this program.

Austral Pacific CEO Dr Dave Bennett said: “This drilling program provides several excellent opportunities for new oil and/or gas discoveries, in an area surrounded by producing fields. It will also determine the appropriate manner in which to develop the Cheal field itself. Obviously, any discoveries will themselves stimulate further drilling within our permit areas”.

In addition to the above shallow wells, Austral and its partners have been making plans for deep gas drilling. The first deep gas target is planned as the Cardiff-2 well in PEP 38738 (Austral 33.5%, operator) which will re-evaluate the gas discovery made by Shell some 14 years ago at Cardiff-1. Through the application of more modern drilling technology and using modern techniques to hydraulically fracture gas pay intervals, it is very possible that Cardiff-2 could prove-up a very substantial gas-condensate reserve.

The Cardiff structure is mapped as a large anticlinal trap within the Kapuni Sands below 13,000 feet depth, some 12 km (7 miles) long by 3 km (2 miles) wide, situated immediately adjacent to the giant Kapuni gas-condensate field, which has been in production for the past 35 years, and has now produced in excess of 800 BCF of gas and 65 million barrels of condensate. The parties have now agreed to re-establish the Cardiff well-site, purchase inventory and tender out drilling and other services, in preparation for a mid year start to drilling of Cardiff-2. The parties are in discussions with a funding partner to assist with this well.

CEO Dave Bennett commented: “The now critical gas supply situation in New Zealand, ensures that new gas reserves will find a ready market at a strong price. In addition to Cardiff, we also have the comparable Waitoriki Prospect in PEP 38741 mapped on 3D seismic and ready to drill; while several other significant deep gas targets have been identified within our permit areas”.

CONTACT: Investor Relations: tel: 1 800 3043631 (USA/Canada) or +644 476 2529 (New Zealand)
Web site: http://www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.